UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number 0-24699

Bright Horizons Retirement Plan
(Full title of plan)

Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, MA 02472
(Name of issuer of securities held pursuant to the plan
and the address of its principal executive office)

BRIGHT HORIZONS RETIREMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2004

BRIGHT HORIZONS RETIREMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2004

BRIGHT HORIZONS RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004

ASSETS
Investments, at fair value:
Investments in mutual funds	$78,164
Investments in investment contract	15,578
Bright Horizons Company Stock Fund	7,036

TOTAL INVESTMENTS	100,778

NET ASSETS AVAILABLE FOR BENEFITS	$100,778

The accompanying notes are an integral part of these financial statements.

BRIGHT HORIZONS RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

ASSETS
Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$119
Net appreciation in fair value of investments	5,695

5,814

Contributions:
Participant deferrals	58,543
Participant rollovers	5,071
Employer	33,291

96,905

Total additions	102,719

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	1,875
Administrative expenses	66

Total deductions	1,941

NET INCREASE	100,778

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of period	—

End of period	$100,778

The accompanying notes are an integral part of these financial statements.

BRIGHT HORIZONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Bright Horizons (the “Company”) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.

1.	General – The Plan is a defined contribution plan that is available to all eligible union members employed at UAW-GM Flint and UAW-Ford Family Center locations of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The rules of Form 11-K require financial statements to be examined “to the extent required by ERISA.” ERISA does not require plans that have less than 100 participants as of the beginning of the plan year to have the financial statements examined. Whereas the plan has less than 100 participants as of January 1, 2004, the financial information has not been examined by an independent registered public accountant.

2. Eligibility –

a.	UAW-GM Flint: All employees are eligible to enter the plan on January 1, April 1, July 1 or October 1 once meeting the following requirements: completion of one year and 1,000 hours of continuous service, are at least 20.5 years of age, and they are in an “eligible class” of employees employed at the UAW-GM Flint location.

b.	UAW-Ford Fam Ctr: All employees are eligible to enter the plan on January 1, April 1, July 1 or October 1 following date of hire once meeting the following requirements: are at least 20.5 years of age, and they are in an “eligible class” of employees employed at a UAW-Ford Family Center location.

3.	Contributions – Participants are permitted to contribute up to 15% of pretax compensation up to a maximum of $13,000 for the year ended December 31, 2004. Catch-up contributions are permitted for participants reaching age 50 during the Plan year.

Regular matching contributions can be made at the discretion of the company up to the following amounts for each location under the Plan:

Flint, MI location – The Company will match tax-deferred contributions up to 5% of a Participant’s compensation for each payroll period.

Family Center location – The Company will match tax-deferred contributions up to 4.5% of a Participant’s compensation for each payroll period not to exceed $55,000 for the Plan year.

Each year the Company may also make a discretionary profit sharing contribution to the Plan based on a percentage of each participant’s compensation which will be determined by management. For the Plan period ended December 31, 2004 the Company did not make a profit sharing contribution.

BRIGHT HORIZONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

4.	Vesting – Employees are immediately vested in their own contributions and related earnings. Company contributions to participants and earnings thereon are vested based on location. Participants at the Family Center location are vested 20% after the second year of employment, 50% after three years and 25% for each year thereafter, such that the participant is 100% vested after five years of continued employment. Participants at the Flint, MI location are vested 20% after the first year of employment and 20% for each year thereafter , such that the participant is 100% vested after five years of continued employment.

5.	Participant Accounts – Each participant’s account is credited with the participant’s contributions and earnings (losses); thereon, and an allocation of the Company’s contributions and Plan earnings. Allocations of earnings (losses) are based on account balances, as defined. Employer profit sharing contributions are allocated based on employee compensation amounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Each participant directs the investment of his or her account balance in the various investment funds of the Plan.

6.	Forfeitures – The distribution and allocation of Company profit sharing and matching contributions forfeited are first made available to reinstate previously forfeited Company profit sharing or matching contributions account balances of rehired, former participants provided certain provisions in the Plan Agreement are met. The remaining forfeitures are used to reduce Company matching contributions or to reduce Plan expenses for the Plan year in which such forfeitures occur. At December 31, 2004, there were no forfeited amounts.

7.	Payment of Benefits – On termination of service due to death, disability or retirement, each participant is entitled to 100% of his or her account balance. Upon termination of employment for reasons other than death, disability or retirement, each participant is entitled to distributions based upon the vested portion of his or her account valuation determined as of the last day of the Plan year. In addition, participants can withdraw their deferred compensation balance in the event of certain hardship circumstances, as defined. Payment of benefits is made either in one lump sum, installments, or joint and survivor annuity.

8.	Participant Loans – Participants may borrow a minimum of $1,000 and a maximum of the lesser of 50% of the vested account balance or $50,000. Interest rates on outstanding loans must be reasonable and similar to the rate charged by persons in the business of lending money. Loans must be repaid within five years, unless the loan is taken for the purchase of a primary residence, which may be repaid over a period not to exceed 30 years. Participants repay principal and interest through payroll deductions. If participants are terminating or retiring, they will have the choice of repaying the loan or having the loan offset from their account. The offset loan amount will be considered a taxable distribution.

BRIGHT HORIZONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

9.	Investment Options – Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options.

American Century Ultra Fund – Invests mainly in common stocks of the fastest growing companies in the market.

Calvert Social Equity Fund – Invests in common stocks of large cap companies having market capitalization of at least $1 billion, seeking long-term growth.

David L. Babson Small Company Opportunities Fund – Invests in equity securities of micro cap companies with above average return on assets and equity, low debt, and well regarded management.

Davis Select Large Cap Value Fund – Invests in common stocks of growing companies with market capitalizations greater than $5 billion, seeking long-term growth.

Fidelity Equity Income II Fund – Invests primarily in income producing equity securities and considers the potential for capital appreciation.

Mass Mutual Group Annuity Contract — Fixed Fund – Invests in high quality fixed income investments guaranteeing preservation of principal.

Northern Trust Indexed Equity Fund – Seek to match the performance of the Standard and Poor’s 500 Index by investing in a representative sample of the stocks found on the index.

Oppenheimer Premier International Equity Fund – Invests in a diversified portfolio of common stocks of companies located around the world, seeking a superior long-term rate of return.

Oppenheimer Growth Fund – Invests primarily in stocks of medium and large companies to achieve an objective of long-term capital appreciation.

Oppenheimer Quest Opportunity Fund – Invests in a diversified portfolio of common stocks, bonds and cash equivalents, seeking long-term growth.

Oppenheimer Quest Balanced Value Fund – Invests in equity and fixed-income securities in pursuit of capital growth and current income.

Salomon/Western Strategic Balanced Fund – Invests in a mix of equity and income producing securities.

BRIGHT HORIZONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

T. Rowe Price New Horizons Fund – Invests primarily in stocks of small emerging growth companies, seeking long-term capital growth.

Bright Horizons Company Stock Fund – This Plan investment option invests primarily in the common stock of Bright Horizons Family Solutions, Inc. and maintains a small investment in money market instruments, which provides liquidity.

10.	Significant Plan Amendments – Effective December 1, 2004, the Plan was amended to include a new location.

BRIGHT HORIZONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition – The Plan’s investments, except the investments in the guaranteed investment contracts, are valued at fair value based upon the quoted market prices of the underlying securities within each fund at December 31, 2004. The investments in the guaranteed investment contracts are presented at contract value, which approximates fair value, as Plan management has determined that the investment contracts are fully benefit responsive. Contract value represents the accumulated contributions plus accrued net earnings, less distributions. The crediting interest rate and the average return of the investment contracts held by the guaranteed investment contract at December 31, 2004 was 4.0%. The interest rates on the guaranteed investment contracts are reset on a semi-annual basis. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as deductions.

Plan Termination – Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

BRIGHT HORIZONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 3 – INVESTMENTS

Fair market value of investments consists of the following as of December 31, 2004:

% American Century Ultra Fund - 43 shares	$10,417
Calvert Social Equity Fund - 2 shares	317
David L. Babson Small Company Opportunities Fund - 12 shares	3,259
% Davis Select Large Cap Value Fund - 64 shares	10,085
% Fidelity Equity Income II Fund - 64 shares	17,104
% Mass Mutual Group Annuity Contract – Fixed Fund	15,578
Northern Trust Indexed Equity Fund - 8 shares	2,541
% Oppenheimer Premier International Equity Fund - 25 shares	8,064
% Oppenheimer Growth Fund - 34 shares	6,885
Oppenheimer Quest Opportunity Fund - 12 shares	2,244
% Oppenheimer Quest Balanced Value Fund - 89 shares	11,718
Salomon/Western Strategic Balanced Fund - 17 shares	1,751
T. Rowe Price New Horizons Fund - 12 shares	3,779
% Bright Horizons Company Stock Fund - 330 shares	7,036

Total Investments	$100,778

% — These investments represent five percent or more of the Plan’s net assets available for benefits at December 31, 2004.

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value by $5,695 as follows:

Mutual funds	$4,892
Common stock fund	803

$5,695

NOTE 4 – TAX STATUS

Effective July 1, 2004, the Bright Horizons Retirement Plan was adopted. The Plan has not obtained a determination letter from the Internal Revenue Service. The Plan administrator, sponsor and tax counsel believe that the Plan qualifies and operates under the requirements of the Internal Revenue Service.

BRIGHT HORIZONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

The Plan engages in investment transactions with funds managed by the Trustee, Massachusetts Mutual Life Insurance Company, a party-in-interest with respect to the Plan. The Plan also has investments in Bright Horizons Family Solutions, Inc. common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the “IRC”), as amended.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Trustee, Investors Bank & Trust Company, of the Bright Horizons Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRIGHT HORIZONS RETIREMENT PLAN
By:	Investors Bank & Trust Company, Trustee

June 29, 2005

By:	/s/ Sally Stubbs
Title:	Director and Fiduciary Officer